                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)*


                                 Shopsmith, Inc.
                     ---------------------------------------
                                (Name of Issuer)


                           Common Share - No Par Value
                     ---------------------------------------
                         (Title of Class of Securities)


                                   825098 10 6
                     ---------------------------------------
                                 (CUSIP Number)


                                 Not Applicable
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 5 Pages

================================================================================

CUSIP NO.  825098 10 6                 13G                   Page 2  of 5  Pages

================================================================================

1   NAME OF REPORTING PERSON  John R. Folkerth
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  S.S. # ###-##-####

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [ ]
                                                        (b) [ ]

--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

--------------------------------------------------------------------------------

                                    5   SOLE VOTING POWER
           NUMBER OF
                                        371,227
            SHARES                  --------------------------------------------
                                    6   SHARED VOTING POWER
          BENEFICIALLY
                                        228,507
           OWNED BY
                                    --------------------------------------------
             EACH                   7   SOLE DISPOSITIVE POWER

           REPORTING                    371,227

            PERSON                  --------------------------------------------
                                    8   SHARED DISPOSITIVE POWER
             WITH
                                        228,507

--------------------------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    599,734

--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    22.5%
--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON*

    IN

================================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 825098 10 6                                          Page 3 of 5 Pages


Item 1.
------
         (a)      Name of Issuer:

                  Shopsmith, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  6530 Poe Avenue
                  Dayton, Ohio  45414

Item 2.
------
         (a)      Name of Person Filing:

                  John R. Folkerth

         (b)      Address of Principal Business Office:

                  6530 Poe Avenue
                  Dayton, Ohio  45414

         (c)      Citizenship:

                  United States of America

         (d)      Title of Class of Securities:

                  Common Shares, without par value

         (e)      CUSIP Number:

                  825098 10 6

Item 3.          Rules 13d-1(b) or 13d-2(b) Statement.
------
                 Not applicable.

Item 4.          Ownership.
------
                 The following information concerning ownership of Common Shares is given as of December 31, 1998:

CUSIP No. 825098 10 6                                          Page 4 of 5 Pages


     (a)         Amount Beneficially Owned:

                 295,412 shares directly owned
                  60,000 shares covered by options exercisable within 60 days
                 228,507 shares owned indirectly (by spouse)
                  15,815 shares owned indirectly (401(k) Plan)
                 -------
                 599,734   Total

     (b)         Percent of Class:  22.5%

     (c)         Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:

                        371,227 Common Shares

                  (ii)  shared power to vote or to direct the vote:

                        228,507 Common Shares

                  (iii) sole power to dispose or to direct the disposition of:

                        371,227 Common Shares

                  (iv)  shared power to dispose or to direct the disposition of:

                        228,507 Common Shares

Item 5.           Ownership of Five Percent or Less of a Class.
------            --------------------------------------------

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
------            --------------------------------------------------------
                  Person.
                  ------

                  Not applicable.

Item 7.           Identification and Classification of the Subsidiary which
-------           ---------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent
                  -----------------------------------------------------
                  Holding Company.
                  ----------------

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.
-------           ----------------------------------------------------------

                  Not applicable.

CUSIP No. 825098 10 6                                          Page 5 of 5 Pages

Item 9.           Notice of Dissolution of Group.
-------           -------------------------------

                  Not applicable.

Item 10.          Certification.
--------          --------------

                  Not applicable.

Signature.
----------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1999
                                                        /s/ John R. Folkerth
                                                        --------------------
                                                        JOHN R. FOLKERTH